UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Acadia Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0042251084

(CUSIP Number)

October 14, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0042251084

1	Name of Reporting Person Sepracor Inc. S.S. or I.R.S. Identification No. of Above Person 22-2536587

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Reporting Person With	5	Sole Voting Power 1,890,422

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,890,422

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Reporting Person 1,890,422

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person CO

CUSIP No. 0042251084

1	Name of Reporting Person Dainippon Sumitomo Pharma America Holdings, Inc. S.S. or I.R.S. Identification No. of Above Person 27-0534130

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Reporting Person With	5	Sole Voting Power 1,890,422

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,890,422

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Reporting Person 1,890,422

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person CO

CUSIP No. 0042251084

1	Name of Reporting Person Dainippon Sumitomo Pharma Co. Ltd. S.S. or I.R.S. Identification No. of Above Person Not Applicable

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Osaka, Japan

Number of Shares Beneficially Owned by Reporting Person With	5	Sole Voting Power 1,890,422

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,890,422

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Reporting Person 1,890,422

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.1%

12	Type of Reporting Person CO

Amendment No. 2 to Schedule 13G

This Amendment No. 2 to Schedule 13G amends and restates in its entirety the Schedule 13G originally filed on January 20, 2005, as amended on February 6, 2007, by Sepracor Inc. (“Sepracor”).  This Amendment No. 2 is being filed to report additional beneficial owners of BioSphere Medical, Inc. common stock resulting from the acquisition of a majority ownership interest in Sepracor by Dainippon Sumitomo Pharma Co., Ltd. (“DSP”).  On September 15, 2009, pursuant to the Agreement and Plan of Merger, dated as of September 3, 2009, by and among Sepracor, DSP and Aptiom, Inc. (“Aptiom”), a direct wholly-owned subsidiary of Dainippon Sumitomo Pharma America Holdings, Inc. (“DSPAH”) and an indirect wholly-owned subsidiary of DSP, DSP and Aptiom commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Sepracor.  The initial offering period of the Offer expired at 12:00 Midnight, New York City time, at the end of the day on Tuesday, October 13, 2009, and Aptiom accepted for payment all shares of Sepracor common stock that were validly tendered and not properly withdrawn in the Offer as of that time.  As a result of such acceptance, Aptiom, as well as, DSPAH and DSP, through their direct and indirect ownership of Aptiom, respectively, acquired a majority ownership interest in Sepracor.  On October 20, 2009 Aptiom merged with and into Sepracor, and Sepracor became a direct wholly-owned subsidiary of DSPAH and an indirect wholly-owned subsidiary of DSP.

Item 1
(a)	Name of Issuer Acadia Pharmaceuticals Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Office 3911 Sorrento Valley Boulevard San Diego, CA 92121

Item 2
(a)

Names of Persons Filing

This Statement is being filed on behalf of each of the following persons collectively, the “Reporting Persons”):

(i)            Sepracor Inc.

(ii)           Dainippon Sumitomo Pharma America Holdings, Inc.

(iii)          Dainippon Sumitomo Pharma Co., Ltd.

(b)

Address of Principal Business Office

The address of the principal business offices of the Reporting Persons is:

Sepracor Inc.
94 Waterford Drive
Marlborough, MA  01752

Dainippon Sumitomo Pharma America Holdings, Inc.
One Bridge Plaza, Suite 510
Fort Lee, New Jersey 07024

Dainippon Sumitomo Pharma Co., Ltd.
6-8 Doshomachi 2-Chrome
Chu-Ku, Osaka 541-0045
Japan

(c)	Citizenship (i) a Delaware corporation (ii) a Delaware corporation (iii) organized under the laws of Japan
(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (the “Common Stock”)
(e)	CUSIP Number 0042251084

Item 3	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

CUSIP No. 0042251084

Item 4	Ownership
(a) Amount Beneficially owned: 1,890,422 shares of Common Stock
(b) Percent of class: 5.1%
(c) Number of Shares as to which each of the Reporting Persons has:
(i) Sole power to vote or to direct the vote 1,890,422 shares of Common Stock
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or direct the disposition of 1,890,422 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2009	SEPRACOR INC.

	By:	/s/ Robert Scumaci
		Name:	Robert Scumaci
		Title:	CFO

Dated: October 21, 2009	DAINIPPON SUMITOMO PHARMA AMERICA HOLDINGS, INC.

	By:	/s/ Nobuhiko Tamura
		Name:	Nobuhiko Tamura
		Title:	President

Dated: October 21, 2009	DAINIPPON SUMITOMO PHARMA CO., LTD.

	By:	/s/ Yutaka Takeuchi
		Name:	Yutaka Takeuchi
		Title:	Member, Board of Directors,
and Executive Officer